Exhibit 99.114

Enthusiast Gaming to Acquire Icy Veins, Expanding its Owned and Operated Platform

Icy Veins is Enthusiast Gaming’s largest affiliated fan community

Acquisition expected to be immediately accretive with further revenue and margin expansion opportunity

TORONTO, March 17, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV), the largest gaming media platform in North America, reaching over 300 million monthly video game and esports fans worldwide, announced today that it has entered into a binding term sheet to acquire Vedatis SAS (“Vedatis”), owners of Icy Veins (www.icy-veins.com), for €7 million (approximately US$8.3 million) in cash and stock, plus an earnout subject to certain milestones being achieved. Completion of the acquisition is conditional upon Enthusiast Gaming and Vedatis entering into a definitive agreement as well as the satisfaction of a number of customary conditions, including due diligence and TSX approval and is expected to close in Q2 2021.

Founded in 2011 by Damien Thivolle and Vlad-Matei Mladin, Icy Veins is one the largest independent Activision Blizzard fan communities generating over 3 billion lifetime views of content. The platform provides news and strategy guides for leading franchises like World of Warcraft, Diablo, Heroes of the Storm, Hearthstone and Overwatch. World of Warcraft, originally released in 2004, has had eight major expansion pack releases since its initial launch, the most recent being Shadowlands in 2020 which sold 3.7 million copies in the first day, one of the fastest selling PC games in history. Diablo was released in 1997 and continues to have a loyal fan base across three major releases. Diablo IV is currently in production. Damien Thivolle and Vlad-Matei Mladin will be staying on long term to continue to operate Icy Veins.

Enthusiast Gaming has worked with Icy Veins, monetizing its advertising traffic since 2017. In that time, Enthusiast Gaming has seen the Icy Veins community grow to become the largest in the Company’s affiliated network. In 2020, Enthusiast Gaming generated approximately US$2.4 million in advertising revenue for Icy Veins, of which approximately 75% was paid to its owners under a commercial representation agreement. Following the completion of the acquisition of Icy Veins, Enthusiast Gaming will retain 100% of the advertising revenue but will also immediately unlock the ability to start monetizing the Icy Veins community through the Company’s differentiated flywheel, which includes You Tube channels, subscriptions, content licensing, and merchandise/ecommerce.

“We are proud to have grown Icy Veins into one of the largest Activision Blizzard fan communities and that our audience has come to know us for great news and guides to help them become better gamers,” commented Vlad-Matei Mladin, Co-Founder and General Manager of Icy Veins. “Enthusiast Gaming is the leader in video game and esports communities and we are excited to leverage its fan flywheel model to take Icy Veins to new heights.”

Enthusiast Gaming’s buy and build strategy has been developed over the past five years. The Company has been increasing its mix of owned and operated properties on its platform and the acquisition of Icy Veins, furthers this mission in a meaningful way raising its web properties mix to 44% owned based on viewership. Owning more of its audience is important to retain and grow margins and unlock new revenue streams.

“I would like to welcome the Icy Veins team to the Enthusiast Gaming family and look forward to unlocking the many identified growth opportunities which will drive revenue and margin growth,” commented Adrian Montgomery, CEO of Enthusiast Gaming. “We continue to evaluate additional opportunities from within our platform and existing relationships, to aggressively grow our ownership of valuable video game fan communities and audiences.”

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest social network of communities for gamers and esports fans that reaches over 300 million gaming enthusiasts on a monthly basis. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of four main pillars: Esports, Content, Talent and Entertainment. Enthusiast Gaming’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Enthusiast’s gaming content division includes 2 of the top 20 gaming media and entertainment video brands with BCC Gaming and Arcade Cloud, reaching more than 50MM unique viewers a month across 9 YouTube pages, 8 Snapchat shows and related Facebook, Instagram and TikTok accounts. Its 100 gaming-related websites including The Sims Resource, Destructoid, and The Escapist collectively generate 1.1 billion page views monthly. Enthusiast’s talent division works with nearly 1,000 YouTube creators generating nearly 3 billion views a month working with leading gamer talent such as Pokimane, Flamingo, Anomaly, and The Sidemen. Enthusiast’s entertainment business includes Canada’s largest gaming expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (pgconnects.com). For more information on the Company visit enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

Contacts:

Enthusiast Gaming – Eric Bernofsky

Chief Corporate Officer

press@enthusiastgaming.com

Media Relations – ID

EnthusiastGaming@id-pr.com

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to statements relating to potential acquisitions and future business plans.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to statements relating to the Enthusiast Gaming's future growth in periods of increased market advertiser demand.

Forward-looking statements are based on assumptions, including expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks related risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive and other risks set out in Enthusiast Gaming public disclosure recorded filed under the Company’s provide on www.sedar.com, including those contained in the prospectus. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.